

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

  Re: FirstMerit Corporation
     Form 10-K for Fiscal Year Ended December 31, 2010
     Form 10-Q for Fiscal Quarter Ended March 31, 2011
     File No. 000-10161

Dear Mr. Bichsel:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       John Nolan
       Senior Assistant Chief Accountant